Exhibit 21

List of Subsidiaries

The Company has the following subsidiaries:

•	Central Dynamic Holdings Limited, organized in the British Virgin Islands
•	Dongxing Holdings Limited, organized in the British Virgin Islands
•	Dongxing Holdings Limited, organized in Hong Kong
•	Harbin Donghui Technology Co., Ltd., organized in the People's Republic of China